December 10, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")

The Company plans to initiate action to start filings its amendments on December 13, 2010. The Company plans to begin filing its amendments the week beginning December 20, 2010. The Company plans to have its amendments and current filing completed by the due date of its current 10K with extensions.